Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ATYR PHARMA, INC.

aTyr Pharma, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Company”), hereby certifies as follows:

1.         The Amended and Restated Certificate of Incorporation of the Company is hereby further amended by deleting Section 2 of Article IV thereof and inserting the following in lieu thereof, so that, as amended, said Section 2 of Article IV shall be read in its entirety as follows:

“2. 143,939,765 shares of Preferred Stock, par value $0.001 per share, of which 2,925,000 shares are designated Series A Convertible Preferred Stock (“Series A Preferred Stock”), 12,672,000 shares are designated Series B Convertible Preferred Stock (“Series B Preferred Stock”), 14,686,583 shares are designated Series B-2 Convertible Preferred Stock (“Series B-2 Preferred Stock”), 25,015,959 shares are designated Series C Convertible Preferred Stock (“Series C Preferred Stock”), 20,473,329 shares are designated Series D Convertible Preferred Stock (“Series D Preferred Stock”), and 68,166,894 shares are designated Series E Convertible Preferred Stock (“Series E Preferred Stock”, and together with the Series A Preferred Stock, Series B Preferred Stock, Series B-2 Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, the “Preferred Stock”).

Effective immediately upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every 7.95413 shares of Common Stock then issued and outstanding or held in the treasury of the Company immediately prior to the Effective Time shall be automatically reclassified and combined into one (1) share of Common Stock, without any further action by the holders of such shares (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Company’s Board of Directors. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock as equals the applicable number of shares of Common Stock as adjusted to reflect the Reverse Stock Split.”

2.        The foregoing amendment was duly adopted, in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on this     day of             , 2015.

ATYR PHARMA, INC.

By:
Name: John D. Mendlein, Ph.D.
Title: Chief Executive Officer
and Executive Chairman